SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

dated May 1, 2001

BP p.l.c.
(Translation of registrant's name into English)

BRITANNIC HOUSE, 1 FINSBURY CIRCUS, LONDON, EC2M 7BA, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F __X__       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____       No __X__

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-9790) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-39075) OF BP AMERICA INC. AND BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-20338) OF BP AMERICA INC. AND BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-29102) OF THE STANDARD OIL COMPANY AND BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 33-21868) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9020) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9798) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., AND THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-34968) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following document (bearing the exhibit number listed below) is filed herewith and made part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      BP p.l.c.
                      (Registrant)

Dated: May 1, 2001
                      By: /s/ GILLIAN E. YOUNG
                        G.E. YOUNG
                        Assistant Secretary

EXHIBIT 1

BP PARENT COMPANY NAME CHANGE
FOLLOWING AGM APPROVAL

BP announced today that following an overwhelming vote of approval at its Annual General Meeting (AGM), the name of the parent company has been changed to BP p.l.c. with effect from today, Tuesday, May 1, 2001.

The resolution at the AGM on Thursday, April 19 was carried with a 98.25 per cent vote in favour of the name change (12,145,436,700 votes cast for the resolution).

The parent company was previously called BP Amoco p.l.c. - the name given on December 31, 1998, the date of the merger between BP and Amoco.

Trading in the company’s shares will continue as normal. The Reuters Instrument Code (RIC) on the London Stock Exchange remains BP.L. Other Stock Exchanges trading BP shares are in Germany, France, Switzerland and Japan.

The ticker symbol on the New York Stock Exchange remains BP and the company’s ADS shares will continue to be listed and traded on the Pacific, Chicago and Toronto Stock Exchanges as well as New York.

Further enquiries:

BP Press Office, London: +44 (020) 7496 4324/4624/4358/4708/5256
1.	Press release dated May 1, 2001, entitled `BP Parent Company Name Change Following AGM Approval'